1095 Avenue of the Americas New York, NY 10036-6797 +1 212 698 3500 Main +1 212 698 3599 Fax www.dechert.com
Allison Fumai allison.fumai@dechert.com +1 212 698 3526 Direct +1 698 698 3599 Fax

December 6, 2019

Securities and Exchange Commission

Judiciary Plaza

100 F Street, NE

Washington, D.C. 20549

Attention: Lisa Larkin, Division of Investment Management

Re:	Morgan Stanley Institutional Fund, Inc. (the “Company”)

(File Nos. 033-23166; 811-05624)

Dear Ms. Larkin:

Thank you for your telephonic comments regarding the Company’s registration statement on Form N-1A relating to the addition of a new portfolio of the Company, Developing Opportunity Portfolio (the “Fund”), filed with the Securities and Exchange Commission (the “Commission”) on October 1, 2019. The Company has considered your comments and has authorized us to make responses, changes and acknowledgements discussed below relating to the Company’s registration statement on its behalf. Below, we describe the changes made to the registration statement in response to the Commission staff’s comments and provide any responses to or any supplemental explanations of such comments, as requested. These changes are expected to be reflected in Post-Effective Amendment No. 226 to the Company’s registration statement on Form N-1A, which will be filed via EDGAR on or about December 13, 2019.

COMMENTS TO THE PROSPECTUS

Comment 1.    Please supplementally explain how investing in the securities of an issuer “operating” in a developing market country satisfies Rule 35d-1.

Response 1. Consistent with the release adopting Rule 35d-1 (Release No. IC-24828, January 17, 2001), the Fund intends to invest its assets in investments that are economically tied to the particular countries or geographic regions suggested by its name. As stated by the Commission in the foregoing release, an investment company will have “flexibility to invest in…types of investments that…expose the company’s assets to the economic fortunes and risks of the country or geographic region indicated by its name.” We hereby confirm that the Adviser takes into account the requirements of Rule 35d-1 in selecting investments for the Fund, and the details are set forth in the section of the prospectus entitled “Details of the Fund—Process.” As explained in that section of the prospectus, the Adviser considers, among other things, an issuer’s principal securities trading market or the extent of an issuer’s revenues and/or profits attributable to a particular country in identifying the respective country in which such issuer operates. Once the applicable country is identified, the Adviser considers widely-used indices or categorizations published by organizations such as the United Nations or World Bank in determining whether such country may be deemed to be a developing market country.

Comment 2.    With respect to the section of the prospectus showing the “Performance of the Similar Account,” please consider the following revisions: (i) identify the investment adviser that manages the Account; (ii) add that the Account is not subject to “certain investment limitations, diversification requirements and other restrictions of the 1940 Act”; (iii) if the fees for the Account are lower than that of the Fund, include disclosure that the Fund’s expense structure, when applied to the Account, would have resulted in lower returns; and (iv) disclose performance as of December 31, 2018. Please also supplementally confirm that the Adviser has the records necessary to support the calculation of the performance of the Account as required by Rule 204-2(a)(16) under the Investment Advisers Act of 1940, as amended.

Response 2. With respect to the requested revisions, the disclosure has been revised accordingly. We supplementally confirm that the Adviser has the records necessary to support the calculation of the performance of the Account as required by Rule 204-2(a)(16) under the Investment Advisers Act of 1940, as amended.

COMMENTS TO THE STATEMENT OF ADDITIONAL INFORMATION

Comment 3.     With respect to fundamental investment limitation eight, please consider revising the disclosure to note that the Fund will not concentrate in any industry or group of industries.

Response 3.  We respectfully acknowledge the comment; however, we believe that the current disclosure is appropriate and consistent with Section 8(b)(1)(E) of the Investment Company Act and Item 16(c)(1)(iv) of Form N-1A.

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If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 698-3526 (tel). Thank you.

Best regards,

/s/ Allison Fumai
Allison Fumai
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